UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(AMENDMENT NO. 2)
ASTROTECH CORPORATION

(Name of Issuer)
Common Stock

(Title of Class of Securities)
046484101

(CUSIP Number)
R. Scott Nieboer
Curtiswood Capital, LLC
104 Woodmont Blvd., Ste 200
Nashville, TN 37205
(615) 386-0231

(Name, Address and Telephone Number of Person Authorized to
Receive Notice and Communications)
September 30, 2009

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240,13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	046484101

1	NAMES OF REPORTING PERSONS: Trace Partners, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 74-3039531

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Nevada

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWERS:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	046484101

1	NAMES OF REPORTING PERSONS: Curtiswood Capital, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 74-3039527

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Tennessee

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWERS:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	BD

CUSIP No.	046484101

1	NAMES OF REPORTING PERSONS: Trace Management, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 74-3039558

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Nevada

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWERS:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	046484101

1	NAMES OF REPORTING PERSONS: Robert Scott Nieboer I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		881,156

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWERS:
REPORTING
PERSON		881,156

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,071,344

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	6.49%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	046484101

1	NAMES OF REPORTING PERSONS: Mark Forward Eberle I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		570,770

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWERS:
REPORTING
PERSON		570,770

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	570,770

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	3.46%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	046484101
     The following constitutes Amendment No. 2 to the Schedule 13D filed by Trace Partners, L.P. (“Trace”), Curtiswood Capital, LLC (“Curtiswood”), Trace Management, LLC (“Trace Management”), Robert Scott Nieboer (“Nieboer”) and Mark Forward Eberle (“Eberle”) filed with the Securities and Exchange Commission on July 10, 2009, as amended by that certain Amendment No. 1 to the Schedule 13D filed with the Securities and Exchange Commission on July 15, 2009. This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.
Item 1: Security and Issuer.
Item 1 is amended by deleting it in its entirety and replacing it with the following:
This statement relates to the common stock, no par value per share (“Common Stock”), issued by Astrotech Corporation (the “Issuer”) whose principal executive offices are located at 401 Congress Avenue, Suite 1650, Austin, Texas 78701.
Item 4. Purpose of Transaction.
Item 4 is amended by deleting it in its entirety and inserting the following:
On September 30, 2009, Trace distributed all shares of the Issuer’s Common Stock held by it, pro rata, to its limited partners and to members of Management, its general partner.
Effective September 30, 2009, each of the Reporting Persons terminated the group previously formed and reported on the Schedule 13D filed on July 10, 2009.
On September 9, 2009, Trace submitted to the Issuer two proposals to be included in the Issuer’s proxy materials for the Issuer’s 2009 annual meeting of shareholders seeking amendment to the Issuer’s Restated Articles of Incorporation to (1) provide that no person could be elected as a director of the Issuer unless such person received the affirmative vote of the majority of the votes cast at the most recent annual meeting of the shareholders, and (2) require the resignation of any director who failed to receive the affirmative vote of a majority of votes cast at such annual meeting of shareholders, and to make conforming amendments to the Issuer’s bylaws. Since Trace no longer holds any shares of the Issuer, Trace is not eligible to submit these proposals to the shareholders of the Issuer.
On September 30, 2009, Nieboer resigned as a director of the Issuer.
All Securities of the Issuer covered by this filing are being held for investment purposes.
At the present time Nieboer does not have any plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D although Nieboer reserves the right to take any or all of such actions in the future, including the disposition of shares of the Issuer’s Common Stock from time to time, whether in open market or privately-negotiated transactions.
Item 5. Interest in Securities of the Issuer.
Item 5 is amended by deleting it in its entirety and replacing it with the following:
(a-b) As of the date hereof, the interests of the Reporting Persons may be deemed to be as follows:

CUSIP No.	046484101
(i)	Trace is the beneficial owner of 0 shares of Common Stock representing 0% of such class of securities, based upon the 16,510,218 shares (the “Outstanding Shares”) the Reporting Persons believe to have been outstanding as of September 22, 2009 as reported in the Issuer’s annual report on Form 10-K for the fiscal year ended June 30, 2009.

(ii)	Curtiswood is the beneficial owner of 0 shares of Common Stock representing 0% of the Outstanding Shares.

(iii)	Trace Management is the beneficial owner of 0 shares of Common Stock representing 0% of the Outstanding Shares.

(iv)	Nieboer is the beneficial owner of 1,071,344 shares of Common Stock representing 6.49% of the Outstanding Shares, of which 190,188 shares are owned by his wife. Nieboer has the sole voting power and sole dispositive power with respect to 881,156 shares of Common Stock, representing 5.34% of the Outstanding Shares. Nieboer has shared voting power and shared dispositive power with respect to 0 shares of Common Stock, representing 0% of the Outstanding Shares. Nieboer disclaims beneficial ownership of his wife’s Shares.

(v)	Eberle is the beneficial owner of 570,770 shares of Common Stock representing 3.46% of the Outstanding Shares.
(c) Information regarding transactions in the Common Stock by the Reporting Persons within the past sixty days is as follows:
Nieboer, Eberle, Trace, and Trace Management have had no transactions in the Common Stock within the past sixty days, except as disclosed under item (e) below.
On September 30, 2009, Curtiswood sold $21,000 principal amount of the Issuer’s convertible debentures due October 15, 2010 (convertible into an aggregate of 1,334 shares of Common Stock) for an aggregate price of $9,450.00. The Schedule 13D inadvertently reported the purchase of $10,000 principal amount of such convertible debentures on June 8, 2009 rather than $11,000 principal amount of such securities.
(e) On September 30, 2009, Trace disposed of all of its shares of the Issuer’s Common Stock by means of a pro-rata distribution to its limited partners and to the members of its general partner.
As a result of the termination of the group and the distribution by Trace of all its shares of Common Stock, each of Trace, Curtiswood, Trace Management and Eberle ceased to be the beneficial owner of more than 5% of the Issuer’s Common Stock on September 30, 2009.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 is amended by adding the following:
On September 30, 2009, Nieboer resigned as a director of the Company.

CUSIP No.	046484101
SIGNATURE
     After reasonable inquiry and to the best of such Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: September 30, 2009

TRACE PARTNERS, L.P.
By:	Trace Management, LLC, its general partner

By:	/s/ R. Scott Nieboer
R. Scott Nieboer, Chief Manager

CURTISWOOD CAPITAL, LLC
By:	/s/ R. Scott Nieboer
R. Scott Nieboer, Chief Manager

TRACE MANAGEMENT, LLC
By:	/s/ R. Scott Nieboer
R. Scott Nieboer, Chief Manager

/s/ R. Scott Nieboer
Robert Scott Nieboer

/s/ Mark Forward Eberle
Mark Forward Eberle